September 24, 2019

Edward H. Schaefer
President and Chief Executive Officer
FFBW, Inc.
1360 South Moorland Road
Brookfield, WI 53005

       Re: FFBW, Inc.
           Registration Statement on Form S-1
           Filed September 13, 2019
           File No. 333-233740

Dear Mr. Schaefer:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 13, 2019

Comparison of Stockholders' Rights for Existing Stockholders of Old FFBW Forum Selection for Certain Stockholder Lawsuits, page 159

1. We note your disclosure that your articles of incorporation provide that a state or federal court located within the State of Maryland will be the sole and exclusive forum for certain actions. Please:
         clarify in your disclosure and the charter filed as an exhibit to the registration statement whether the provision applies to federal securities law claims, or only to state law claims, as applicable;
         expand your disclosure to state that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees;
 Edward H. Schaefer
FFBW, Inc.
September 24, 2019
Page 2

          disclose that any person acquiring an interest in your shares, including secondary purchasers, will be deemed to have consented to this provision; and add a separately captioned risk factor addressing the impact of your exclusive forum
          provision on investors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any questions.



                                                           Sincerely,
FirstName LastNameEdward H. Schaefer
                                                           Division of
Corporation Finance
Comapany NameFFBW, Inc.
                                                           Office of Financial
Services
September 24, 2019 Page 2
cc:       Steven Lanter, Esq.
FirstName LastName